First Reliance Bancshares, Inc.
2170 West Palmetto Street
Florence, SC 29501
(843) 656-5000

August 27, 2018

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549

Re:	Independence Bancshares, Inc.
Request to Withdraw Registration Statement on Form S-1
File No. 333-206406

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), First Reliance Bancshares, Inc., a South Carolina corporation (“First Reliance”), as successor by merger to Independence Bancshares, Inc., a South Carolina corporation (“Independence”), hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of Independence’s Registration Statement on Form S-1 (File No. 333-206406), together with all exhibits and amendments thereto (the “Registration Statement”).

The Registration Statement was originally filed with the Commission on August 14, 2015. The Registration Statement was not declared effective by the Commission, and no securities were sold or will be sold under the Registration Statement. Effective as of January 23, 2018, pursuant to the Agreement and Plan of Merger, dated September 25, 2017, by and among First Reliance, FR Merger Subsidiary, Inc., and Independence, Independence merged with and into First Reliance, with First Reliance as the surviving entity. Therefore, withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477 under the Securities Act.

We would be grateful if you could please send copies of the written order granting withdrawal of the Registration Statement to F.R. Saunders, Jr., President and Chief Executive Officer, First Reliance Bancshares, Inc., at the above-mentioned address, facsimile number (843) 662-8373, with a copy to B.T. Atkinson, Nelson Mullins Riley & Scarborough LLP, One Wells Fargo Center, 23rd Floor, 301 South College Street, Charlotte, NC 28202, facsimile number (704) 377-4814.

If you have any questions regarding the foregoing or if we can provide any additional information, please do not hesitate to contact B.T. Atkinson of Nelson Mullins Riley & Scarborough LLP at (704) 417-3939.

Very truly yours,

FIRST RELIANCE BANCSHARES, INC.

By:	/S/ JEFFREY A. PAOLUCCI
Jeffrey A. Paolucci
Executive Vice President and
Chief Financial Officer

cc:	B.T. Atkinson